James E. Dawson
Direct Line: (617) 439-2623
Fax: (617) 310-9623
E-mail: jdawson@nutter.com

November 12, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lisa M. Kohl

Attorney-Adviser

Office of Mergers & Acquisitions

Re:	Synacor, Inc. (the “Issuer”) Amendment No. 7 to Schedule 13D Filed September 11, 2014 by JEC II Associates, LLC et al. File No. 5-86741

Dear Ms. Kohl:

On behalf of our clients, JEC II Associates, LLC, JEC Capital Partners LLC, K. Peter Heiland and Ratio Capital Management (the “Reporting Persons”), set forth below is the response of the Reporting Persons to the comment of the staff of the Securities and Exchange Commission (the “Commission”) provided by a letter dated October 29, 2014. The comment letter relates to Amendment No. 7 to Schedule 13D, File No. 5-86741 (the “Schedule 13D/A”), filed by the Reporting Persons with the Commission on September 11, 2014.

For your convenience, the staff’s comment is presented below in italics, with the Reporting Persons’ response immediately following in regular type. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Schedule 13D/A.

1. We note your disclosure under Item 7 that you “will put forth new director candidates at the upcoming annual shareholders meeting” and that your “intention to nominate two new directors will not change.” Please tell us whether your intentions in this regard include the solicitation of proxies and provide us with your analysis as to whether these communications are “solicitations” within the meaning of Rule 14a-1(l). Please refer to Rules 14a-3 and 14a-12, as well as Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations Question 110.07 and note that only persons who have an intention to file and disseminate a proxy statement are permitted under Rule 14a-12 to engage in soliciting activities before furnishing security holders with a proxy statement.

Securities and Exchange Commission

Division of Corporation Finance

November 12, 2014

The Reporting Persons filed as Exhibit 6 under Item 7 to the Schedule 13D/A an open letter to the Board of Directors of the Issuer (the “Board”). The Reporting Persons did not intend by filing this letter with the Commission and disseminating it publicly to communicate with stockholders in anticipation of soliciting proxies or influencing any stockholder voting. Rather, the Reporting Persons were engaged in communication with the Board. The Reporting Persons directed the statements referenced by the Commission above to the Board in an open letter in the hope that the public nature of the letter would cause the Board to more seriously consider the measures referenced therein. The Reporting Persons also hoped that the Board would agree to appoint two new director candidates before the 2015 annual meeting, thereby avoiding the need to solicit proxies. The Reporting Persons and the Board subsequently held discussions regarding the Reporting Persons’ potential recommendation to the Board of director candidates for appointment prior to the annual meeting, as referenced in Amendment No. 8 to Schedule 13D, File No. 5-86741, filed by the Reporting Persons with the Commission on October 2, 2014.

The Issuer’s 2015 annual meeting has not been announced and will likely not be held until late May 2015 (based on the date of the 2014 annual meeting, which was May 22, 2014). The existence of this likely more than eight-month period before any Issuer stockholders’ meeting in connection with which proxies would be solicited further supports the Reporting Persons’ contention that in issuing the open letter they were not seeking to influence security holder voting relating to director elections for as yet unspecified nominees. Finally, the Reporting Persons did not request or furnish a proxy in the open letter and the Reporting Persons did not intend for the letter to result in the procurement, withholding or revocation of any proxies at the 2015 annual meeting. Accordingly, the Reporting Persons do not believe that the communications set forth in the letter are “solicitations” within the meaning of Rule 14a-1(l).

* * *

The Reporting Persons acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the Schedule 13D/A, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Schedule 13D/A, and that the Reporting Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

Division of Corporation Finance

November 12, 2014

Please feel free to contact the undersigned at 617-439-2623 if you have any question relating to the Schedule 13D/A or this letter.

Very truly yours,

/s/ James E. Dawson

James E. Dawson

cc:	JEC II Associates, LLC
JEC Capital Partners LLC
K. Peter Heiland

Ratio Capital Management B.V.
Bart Kool

Nutter, McClennen & Fish, LLP
Thomas V. Powers

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